Exhibit 3.1

Section 1. Shares, Classes and Series Authorized. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 201,000,000 shares, of which 200,000,000 shares shall be Common Stock of the par value of $0.01 per share (hereinafter called “Common Stock”) and 1,000,000 shares shall be Preferred Stock of the par value of $0.01 per share (hereinafter called “Preferred Stock”).